UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Medytox Solutions, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

58509R104

(CUSIP Number)

Steven Sramowicz

400 South Australian Avenue, 8th Floor

West Palm Beach, FL 33401

(561) 855-1626

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Persons Steven Sramowicz
2.	Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) □
6.	Citizenship Or Place Of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power	3,000,000
	8.	Shared Voting Power	4,530,000
	9.	Sole Dispositive Power	7,530,000
	10.	Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,530,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 22.3%
14.	Type of Reporting Person IN

CUSIP No. 58509R104	13D	Page 3 of 5

Item 1.       Security and Issuer

This Amendment No. 2 to Schedule 13D amends the Statement on Schedule 13D, dated October 1, 2012, and Amendment No. 1 to Schedule 13D, dated March 27, 2014, with respect to the Common Stock, $0.0001 par value per share (the "Shares"), of Medytox Solutions, Inc., a Nevada corporation (the "Issuer"), filed by Steven Sramowicz. Except as expressly amended below, the Schedule 13D, dated October 1, 2012, and Amendment No. 1 to Schedule 13D, dated March 27, 2014, remain in effect.

Item 3.       Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to include the following:

This Amendment No. 2 to Schedule 13D is being filed to report the execution and delivery of the Irrevocable Proxy and Voting Agreement, dated as of April 29, 2015, by and between the Issuer, Seamus Lagan and Steven Sramowicz (the "Voting Agreement"), with respect to 4,530,000 Shares of the Issuer's Common Stock owned of record by Mr. Sramowicz.

Pursuant to the Voting Agreement, Seamus Lagan, the Issuer's Chief Executive Officer, is appointed as the proxy to vote Mr. Sramowicz's Shares of Common Stock of the Issuer with respect to the election or other appointment or designation of the members of the Board of Directors of the Issuer and/or the removal or other termination of any individual from the Board of Directors of the Issuer (the "Purpose"), whether at an annual, special or adjourned meeting of the stockholders of the Issuer or pursuant to a written consent in lieu of such a meeting and with respect to any request to call a special meeting of stockholders of the Issuer for the Purpose. In addition, pursuant to the Voting Agreement, Mr. Sramowicz has agreed to vote his Shares of Common Stock of the Issuer at regular and special meetings of stockholders (and by written consent) in accordance with any written instructions of Mr. Lagan relating to the Purpose. The Issuer agreed to disregard any purported vote or consent with respect to the such Shares of Common Stock owned by Mr. Sramowicz that is not in accordance with the Voting Agreement. The term of the Voting Agreement is for the earlier of (a) six months after April 29, 2015 and (b) the Effective Time of the Issuer's merger with CollabRx, Inc. and CollabRx Merger Sub. Inc. (as the "Effective Time" is defined in the Agreement and Plan of Merger, dated as of April 15, 2015, among the Issuer, CollabRx, Inc. and CollabRx Merger Sub, Inc.).

No monetary consideration was paid to Mr. Sramowicz in connection with the execution and delivery of the Voting Agreement.

Item 4.       Purpose of Transaction

Item 4 is hereby amended to include the following:

Consistent with the Purpose, as defined under the Voting Agreement, Seamus Lagan has requested that that a special meeting of the Issuer's stockholders be called, to consider the composition of the Issuer's Board of Directors.

Item 5.       Interest in Securities of the Issuer

Item 5 is hereby amended to include the following:

As of April 29, 2015, Mr. Sramowicz may be deemed to beneficially own 7,530,000 Shares (or approximately 22.3% of the total number of Shares of Common Stock of the Issuer outstanding), which consists of (i) 4,530,000 Shares owned of record by Mr. Sramowicz, and (ii) 3,000,000 stock options owned of record by Mr. Sramowicz, to purchase a like number of Shares of Common Stock. Mr. Sramowicz may be deemed to have sole dispositive and voting power over the 3,000,000 Shares beneficially owned by Mr. Sramowicz, issuable upon exercise of the stock options; sole dispositive power over 4,530,000 Shares owned of record by Mr. Sramowicz; and shared voting power with Seamus Lagan in accordance with the terms of the Voting Agreement, over such 4,530,000 Shares owned of record by Mr. Sramowicz. Mr. Sramowicz also owns of record 1,000 shares of the Issuer's Series B Non-Convertible Preferred Stock, $.0001 par value per share, which shares are not convertible into Shares of the Issuer's Common Stock. Such shares of Series B Non-Convertible Preferred Stock are not included in the total number of Shares beneficially owned by Mr. Sramowicz, set forth above.

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Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to include the following:

On April 29, 2015, Mr. Sramowicz entered into the Voting Agreement, as described under Item 3, above.

Item 7.        Materials to be Filed as Exhibits

Item 7 is hereby amended to include the following:

Exhibit C – Irrevocable Proxy and Voting Agreement, dated as of April 29, 2015, by and between Steven Sramowicz, Seamus Lagan and the Issuer.

CUSIP No. 58509R104	13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 29, 2015	/s/ Steven Sramowicz Steven Sramowicz

Exhibit C

IRREVOCABLE PROXY AND VOTING AGREEMENT

This Irrevocable Proxy and Voting Agreement (this "Agreement"), dated as of April 29, 2015, is made by and between Steven Sramowicz ("Stockholder") and Seamus Lagan ("Lagan"). Medytox Solutions, Inc., a Nevada corporation (the "Company"), is also a party to this Agreement for purposes of the last sentence of Section 2 only.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Grant of Proxy. Stockholder hereby irrevocably appoints Lagan as Stockholder's sole and exclusive attorney and proxy, with full power of substitution and re-substitution, to (i) vote and exercise all voting, consent and similar rights (to the full extent that Stockholder would be entitled to do so) with respect to all shares of the Company’s voting securities now or hereafter owned by Stockholder, whether beneficially or otherwise, or as to which Stockholder has voting power (the “Shares”) (including, without limitation, the power to execute and deliver written consents) at every annual, special or adjourned meeting of stockholders of the Company and in every written consent in lieu of such a meeting, for purposes of the Purpose (as defined below) and (ii) request that a special meeting of the shareholders of the Company be held pursuant to the Amended and Restated Bylaws for purposes of the Purpose. For purposes of this Agreement, the "Purpose" means any election or other appointment or designation of the members of the Board of Directors of the Company and/or the removal or other termination of any individual from the Board of Directors of the Company, whether at an annual, special or adjourned meeting of stockholders of the Company or pursuant to a written consent in lieu of such a meeting.

2. Agreement to Vote. In addition to the irrevocable proxy granted in Section 1, Stockholder agrees to vote the Shares at regular and special meetings of stockholders (and by written consent) in accordance with any written instructions of Lagan relating to the Purpose. The Company shall disregard any purported vote or consent with respect to the Shares that is not in accordance with this Agreement.

3. Binding. The Proxy granted pursuant to this Agreement is irrevocable and is coupled with an interest. The obligations of Stockholder shall be binding upon it and on any successors and assigns and any transferees of the Shares.

4. Termination and Term.

4.1 Termination. Lagan will cease to have the right to vote, and this Agreement will terminate with respect to, any Shares if Lagan (a) is legally adjudicated to be totally and permanently incapacitated or (b) dies.

4.2 Term. This Agreement will take effect on the date of this Agreement and, unless earlier terminated pursuant to Section 4.1, shall continue in effect until the earlier of (a) the six (6) month anniversary of the date of this Agreement and (b) the Effective Time (as such term is defined in the Agreement and Plan of Merger, dated as of April 15, 2015, among the Company, CollabRx, Inc. and CollabRx Merger Sub, Inc.).

5. Additional Shares. In the event that subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the Shares by reason of any stock dividend, stock split, consolidation of shares, reclassification or consolidation involving the Company, such shares or securities shall be deemed to be Shares for purposes of this Agreement.

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6. Representations, Covenants and Warranties. Each party represents and warrants to the other party that: (a) the execution of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in the material breach of any term or provision of, or constitute an event of default under, any debt instrument or any other contract, agreement or instrument to which such party is a party or any of its assets is otherwise bound; and (b) such party has full power, authority and legal right and has taken all action required by law or otherwise to authorize the execution and delivery of this Agreement.

7. Enforcement. Stockholder acknowledges and agrees that Lagan will be irreparably damaged if any of the provisions of this Agreement are not performed by Stockholder in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that Lagan shall be entitled to an injunction without the necessity of posting a bond to prevent breaches of this Agreement and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction, in addition to any other remedy to which Lagan may be entitled at law or in equity.

8. Miscellaneous. This Agreement shall be governed by and interpreted in accordance with the laws of Nevada, without giving effect to the conflict of laws provisions thereof or of any other jurisdiction. This Agreement constitutes the parties' entire agreement with respect to the subject matter hereof and supersedes all prior or contemporaneous agreements, representations, warranties, statements, promises and understandings, whether oral or written, with respect to the subject matter hereof. This Agreement may not be amended, modified or altered except by an express writing executed by all of the parties. Each party hereto agrees to execute any and all further documents and writings and perform such other actions that may be or become necessary or expedient to effectuate and carry out this Agreement. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business and other purposes of the illegal, void or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms. The language of this Agreement shall be construed as a whole, according to its fair meaning and intent, and not strictly for or against any party hereto, regardless of who drafted or was principally responsible for drafting the Agreement or terms or conditions hereof. In executing this Agreement, the parties severally acknowledge and represent that each: (a) has fully and carefully read and considered this Agreement; (b) has been or has had the opportunity to be fully apprised by its attorneys of the legal effect and meaning of this document and all terms and conditions hereof; and (c) is executing this Agreement voluntarily, free from any influence, coercion or duress of any kind. The parties understand that either or both may be required to file this Agreement with, or disclose this Agreement in a filing with, the SEC publicly and consent to such filing.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Seamus Lagan Seamus Lagan
/s/ Steven Sramowicz Steven Sramowicz

Acknowledged and Agreed for Purposes of the Last Sentence of Section 2 only:

MEDYTOX SOLUTIONS, INC.

By: /s/ Jace Simmons
Name: Jace Simmons
Title: Chief Financial Officer

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